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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

Celltech Group plc
(Name of Subject Company (Issuer))

UCB S.A.
(Names of Filing Persons (Offeror))

Ordinary Shares
American Depositary Shares
(Title of Class of Securities)

Ordinary Shares (GB0001822765)
American Depositary Shares (US1511581027)
(CUSIP Number of Class of Securities)

Jettie Van Caenegem
UCB S.A.
60 Allee de la Recherche, 1070
Brussels
Tel: 011 32 2 559 9516
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$2,731,955,531	$346,138

(1)
For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Celltech Shares and Celltech ADSs (each Celltech ADS represents two Celltech Shares) to be received by UCB, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 278,128,673 Celltech Shares (including Celltech Shares represented by ADSs) multiplied by 550 pence per Celltech Share, the cash consideration being offered per Celltech Share which yields £1,543,913,835, converted to U.S. dollars at the noon buying rate on May 17, 2004, of £1=$1.7695 which yields $2,731,955,531, multiplied by 0.0001267, which yields $346,138. Each of the capitalized terms used is defined in the Tender Offer Statement on Schedule TO filed May 19, 2004.

(2)
Sent via wire transfer to the SEC on May 18, 2004.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Field:

☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No.	GB0001822765 US1511581027

1.	Names of Reporting Persons. UCB S.A. I.R.S. Identification Nos. of persons (entities only) Not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Kingdom of Belgium

Number of Shares		7.	Sole Voting Power 254,276,335 ordinary shares, nominal value 50 pence per share
Beneficially
Owned by Each		8.	Shared Voting Power
Reporting
Person With		9.	Sole Dispositive Power 254,276,335 ordinary shares, nominal value 50 pence per share

		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 254,276,335 ordinary shares, nominal value 50 pence per share

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)
☐

13.	Percent of Class Represented by Amount in Row (11) 91.3% of issued and outstanding ordinary shares, nominal value 50 pence per share

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 12 (the "Amendment") amends the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on May 19, 2004 by UCB S.A., a société anonyme organized under the laws of the Kingdom of Belgium ("UCB"), relating to a third-party tender offer (the "Offer") by UCB to purchase all of the (i) ordinary shares, nominal value of 50 pence each (the "Celltech Shares"), and (ii) American Depositary Shares (the "Celltech ADSs"), each representing two Celltech Shares and evidenced by American Depositary Receipts, of Celltech Group plc, a public limited company organized under the laws of England and Wales ("Celltech").

This Amendment amends the disclosure in Item 8 of the Schedule TO to reflect UCB's beneficial ownership of 254,276,335 Celltech Shares, representing approximately 91.3% of the entire issued share capital of Celltech. This Amendment also amends the Schedule 13D initially filed with the SEC on June 14, 2004 to reflect the information set out in Item 8 below.

This Amendment also makes certain technical amendments to the copy of the Collaboration Agreement between Celltech R & D LTD and UCB Farchim S.A. dated May 17, 2004 filed as exhibit 99.(a)(10) hereto. The technical amendments have been made to reflect the fact that certain information for which UCB previously requested confidential treatment from the SEC has subsequently become publicly available.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 8(a) has been amended and restated as follows:

(a)
As of July 7, 2004, UCB beneficially owned an aggregate of 254,276,335 Celltech Shares, representing approximately 91.3% of the entire issued share capital of Celltech. Of the Celltech Shares beneficially owned by UCB, 165,039,378 represent Celltech Shares (including Celltech Shares represented by 1,812,343 Celltech ADSs) for which UCB had received valid acceptances pursuant to the terms and conditions of the Offer as of July 6, 2004, the date upon which the Offer was declared unconditional in all respects, 88,743,928 represent Celltech Shares which have been purchased in market purchases on the London Stock Exchange and 493,029 represent Celltech Shares tendered to UCB which were subject to irrevocable undertakings provided to UCB by Celltech directors and certain members of their immediate families, which are attached as exhibits 99.(d)(2) through 99.(d)(12) hereto.
Item 8(b) has been amended to include the following:
(b)(9)
On July 6, 2004, UCB declared the Offer unconditional in all respects and, as a result, has agreed to acquire 165,039,378 Celltech Shares (including Celltech Shares represented by 1,812,343 Celltech ADSs) for which UCB had received valid acceptances pursuant to the terms and conditions of the Offer as of July 6, 2004 and 493,029 Celltech Shares tendered to UCB which were subject to irrevocable undertakings provided to UCB by Celltech directors and certain members of their immediate families.

Pursuant to the terms and conditions of the Offer, all holders of Celltech Shares that validly accepted the Offer as of July 6, 2004 shall receive 550 pence in cash per Celltech Share tendered and all holders of Celltech ADSs that validly accepted the Offer as of July 6, 2004 shall receive the U.S. dollar equivalent of 1,100 pence in cash per Celltech ADS validly tendered (unless instructed otherwise by such holder of Celltech ADSs). The purchase of the Celltech Shares and Celltech ADSs by UCB pursuant to the Offer shall be funded using monies obtained pursuant to loans under the Fortis Acquisition Facility and the KBC Acquisition Facility (each as defined in the offer document dated May 19, 2004), which are attached hereto as exhibits 99.(b)(1) and 99.(b)(2), respectively.
(b)(10)
On July 6, 2004, 5,250,928 Celltech Shares (the "Purchase Shares") were purchased by or on behalf of UCB at a price of 550 pence per share in market purchases on the London Stock Exchange. The purchase of the Purchase Shares was funded using monies obtained pursuant to loans under the Fortis Acquisition Facility and the KBC Acquisition Facility.

ITEM 12. EXHIBITS.

99.(a)(1)†	Offer Document dated May 19, 2004.
99.(a)(2)†	Letter of Transmittal.
99.(a)(3)†	Notice of Guaranteed Delivery.
99.(a)(4)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(5)†	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(6)†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.(a)(7)†	Summary Advertisement in the Wall Street Journal.
99.(a)(8)†	Form of Acceptance, Authority and Election.
99.(a)(9)†	Instructions on "How to accept the Offer for your Celltech Shares".
99.(a)(10)*°	Agreement for the Collaboration Between Celltech R & D LTD and UCB Farchim S.A.
99.(a)(11)†	Confidentiality Agreement dated April 19, 2004 between UCB and Celltech.
99.(a)(12)†	Memorandum of Understanding dated May 13, 2004 between UCB and Celltech.
99.(a)(13)†	Side Letter from UCB to Celltech dated May 17, 2004.
99.(a)(14)†	Summary advertisement in the Financial Times.
99.(a)(15)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(16)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(17)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(18)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(19)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(20)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(21)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(22)†	Press release by UCB announcing the level of acceptances pursuant to the Offer as at June 17, 2004 and an extension of the initial offer period.
99.(a)(23)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(24)†	Press release by UCB announcing a decision by the U.K. Office for Fair Trading and that all conditions to the Offer relating to merger clearances have been satisfied.
99.(a)(25)†	Press release by UCB announcing the level of acceptances pursuant to the Offer as at July 1, 2004 and an extension of the initial offer period.
99.(a)(26)†	Press release by UCB announcing that the Offer has become unconditional in all respects and the level of acceptances as of July 5, 2004.
99.(b)(1)†
Umbrella Agreement attaching a Credit Facility Letter, Credit Agreement, General Lending Conditions and General Terms and Conditions, dated as of May 17, 2004, between Fortis Bank S.A./N.V. and UCB S.A.

99.(b)(2)†	Umbrella Agreement attaching a Credit Contract, Credit Conditions and General Conditions, dated as of May 17, 2004, between KBC Bank N.V. and UCB S.A.
99.(d)(1)†	Inducement Agreement dated May 17, 2004 between UCB and Celltech.
99.(d)(2)†	Irrevocable undertaking by Mr. Goran Ando.
99.(d)(3)†	Irrevocable undertaking by Mr. Mick Newmarch.
99.(d)(4)†	Irrevocable undertaking by Ms. Ingelise Saunders.
99.(d)(5)†	Irrevocable undertaking by Ms. Melanie Lee.
99.(d)(6)†	Irrevocable undertaking by Dr. Peter Fellner.
99.(d)(7)†	Irrevocable undertaking by Mr. Peter Read.
99.(d)(8)†	Irrevocable undertaking by Mr. Marvin Jaffe.
99.(d)(9)†	Irrevocable undertaking by Mr. Peter Allen.
99.(d)(10)†	Irrevocable undertaking by Dr. Peter Fellner and Mrs. Jennifer Fellner.
99.(d)(11)†	Irrevocable undertaking by Mrs. Jennifer Fellner.
99.(d)(12)†	Irrevocable undertaking by Ms. Norma Read.

*
Confidential treatment requested. Confidential material has been redacted and separately submitted to the SEC.

†
Previously filed with the SEC.

°
Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ GEORGES JACOBS
	Name:	Baron Georges Jacobs
	Title:	Executive Director
	Date:	July 7, 2004

EXHIBIT INDEX

99.(a)(1)†	Offer Document dated May 19, 2004.
99.(a)(2)†	Letter of Transmittal.
99.(a)(3)†	Notice of Guaranteed Delivery.
99.(a)(4)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(5)†	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(6)†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.(a)(7)†	Summary Advertisement in the Wall Street Journal.
99.(a)(8)†	Form of Acceptance, Authority and Election.
99.(a)(9)†	Instructions on "How to accept the Offer for your Celltech Shares".
99.(a)(10)*°	Agreement for the Collaboration Between Celltech R & D LTD and UCB Farchim S.A.
99.(a)(11)†	Confidentiality Agreement dated April 19, 2004 between UCB and Celltech.
99.(a)(12)†	Memorandum of Understanding dated May 13, 2004 between UCB and Celltech.
99.(a)(13)†	Side Letter from UCB to Celltech dated May 17, 2004.
99.(a)(14)†	Summary advertisement in the Financial Times.
99.(a)(15)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(16)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(17)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(18)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(19)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(20)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(21)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(22)†	Press release by UCB announcing the level of acceptances pursuant to the Offer as at June 17, 2004 and an extension of the initial offer period.
99.(a)(23)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(24)†	Press release by UCB announcing a decision by the U.K. Office for Fair Trading and that all conditions to the Offer relating to merger clearances have been satisfied.
99.(a)(25)†	Press release by UCB announcing the level of acceptances pursuant to the Offer as at July 1, 2004 and an extension of the initial offer period.
99.(a)(26)†	Press release by UCB announcing that the Offer has become unconditional in all respects and the level of acceptances as of July 5, 2004.
99.(b)(1)†
Umbrella Agreement attaching a Credit Facility Letter, Credit Agreement, General Lending Conditions and General Terms and Conditions, dated as of May 17, 2004, between Fortis Bank S.A./N.V. and UCB S.A.

99.(b)(2)†	Umbrella Agreement attaching a Credit Contract, Credit Conditions and General Conditions, dated as of May 17, 2004, between KBC Bank N.V. and UCB S.A.
99.(d)(1)†	Inducement Agreement dated May 17, 2004 between UCB and Celltech.
99.(d)(2)†	Irrevocable undertaking by Mr. Goran Ando.
99.(d)(3)†	Irrevocable undertaking by Mr. Mick Newmarch.
99.(d)(4)†	Irrevocable undertaking by Ms. Ingelise Saunders.
99.(d)(5)†	Irrevocable undertaking by Ms. Melanie Lee.
99.(d)(6)†	Irrevocable undertaking by Dr. Peter Fellner.
99.(d)(7)†	Irrevocable undertaking by Mr. Peter Read.
99.(d)(8)†	Irrevocable undertaking by Mr. Marvin Jaffe.
99.(d)(9)†	Irrevocable undertaking by Mr. Peter Allen.
99.(d)(10)†	Irrevocable undertaking by Dr. Peter Fellner and Mrs. Jennifer Fellner.
99.(d)(11)†	Irrevocable undertaking by Mrs. Jennifer Fellner.
99.(d)(12)†	Irrevocable undertaking by Ms. Norma Read.

*
Confidential treatment requested. Confidential material has been redacted and separately submitted to the SEC.

†
Previously filed with the SEC.

°
Filed herewith.

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SIGNATURE
EXHIBIT INDEX